(PEPPER HAMILTON LLP LOGO)
     Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

                                                                   John P. Falco
                                                   direct dial: (215) 981 - 4659
                                                    direct fax: (866) 422 - 2114
                                                            falcoj@pepperlaw.com

                                 June 12, 2009

Via EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

          Re: FundVantage Trust
              1933 Act File No. 333-141120
              1940 Act File No. 811-22027

Ladies and Gentlemen:

          Pursuant to Rule 485(a) under the Securities Act of 1933 (the "Act"), FundVantage Trust (the "Trust") is hereby transmitting for filing Post-Effective Amendment No. 12 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is being filed to register for offering and sale a new series of the Trust, the Pemberwick Fund (the "Fund"). Upon effectiveness of the Amendment, the Fund will offer one class of shares of beneficial interest.

          If you have any questions or if there is any way we can facilitate your review of the Amendment, please contact the undersigned (telephone number:
215.981.4659) or John M. Ford, Esq. of this office (telephone number:
215.981.4009).

                                        Very truly yours,


                                        /s/ John P. Falco
                                        John P. Falco

cc: Mr. Joel Weiss
    John Ford, Esq.

   Philadelphia   Boston   Washington, D.C.   Detroit   New York   Pittsburgh

          Berwyn   Harrisburg   Orange County   Princeton   Wilmington

                               www.pepperlaw.com